BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to the CVM Instruction 358 of January 3, 2002, announces to its shareholders and the market in general that it received, on January 22, 2021, notice from Kapitalo Investimentos Ltda. (“Kapitalo”), on behalf of some of its clients and as their investment fund manager, informing that it has acquired common shares issued by BRF S.A. and that, on January 21, 2021, their interests in the Company reached, on an aggregated basis, considering both common shares and American Depositary Receipts, 40,784,398 shares, corresponding to 5.02% of Company’s capital stock.

Kapitalo further declared that (i) the objective of the above mentioned interest is strictly for investment purposes and there is no intention to change the Company’s control nor its management structure; and (iii) no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company has been entered into nor executed by Kapitalo.

The Company stresses that it does not have a defined shareholding control, being its shares dispersed on the market in general.

The original version of the correspondence received from Kapitalo is filed at the Company’s headquarter.

São Paulo, January 26, 2021.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.